

May 4, 2011

Mr. Randy Hayward
Chief Financial Officer
Global Green Matrix Corporation
943 Canso Drive
Gabriola, BC V0R 1X2

    RE: Global Green Matrix Corporation
              Forms 20-F & 20-F/A for the Year Ended December 31, 2009
              File No. 0-51180

Dear Mr. Hayward:

We have reviewed your amendment filed on April 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 31

1. We note that your auditor has dual dated their opinion regarding your financial statements. Please coordinate with your auditor to have them also include an explanatory paragraph in their audit opinion making reference to the restatement.

Statement of Cash Flows, page 35

2. In notes 9 and 14, you disclose that you had settlements of debt in the amounts of $121,200 and $171,438 in 2008 and 2007. Since these amounts represent non-cash transactions, it is unclear why your reconciliation of net loss to funds used in continuing operations includes an adjustment titled "expenses paid by share issuance" in the amounts

of $121,200 and $171,438 in 2008 and 2007. If these adjustments to reconcile net loss to funds used in continuing operations are related to the settlements of debt as disclosed in notes 9 and 14, please amend your Form 20-F/A for the year ended December 31, 2009 to remove these amounts from operating cash flows and include these amounts as non-cash financing transactions in accordance with ASC 230-10-50-3 through 6. Please also make any necessary revisions to other sections of your filing including but not limited to footnote 9 on page 47 and footnote 14 on page 52 of your Form 20-F/A filed April 28, 2011. In addition, please label the relevant columns in your restated financial statements as "restated" and ensure that you provide updated certifications that refer to the Form 20-F/A.

Exhibit 15.1 – Auditor's Consent

3. It appears that your auditor has dual dated the auditor's consent. Please make arrangements with your auditor to appropriately date the consent by removing the dual dating. The auditor's consent should be currently dated.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief